FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated February 3, 2011 regarding consolidated financial results for the third quarter ended December 31, 2010

2.	Press release dated February 3, 2011 regarding executive changes

3.	Press release dated February 3, 2011 regarding changes of directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date February 4, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

for the Third Quarter ended December 31, 2010

Tokyo, February 3, 2011 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the third quarter of fiscal 2010, ended December 31, 2010.

Notes:	1.	All figures, except for the outlook for fiscal 2010, were converted at the rate of 81 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2010.
	2.	Operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) attributable to Hitachi, Ltd. stockholders per share (6) and Net income (loss) attributable to Hitachi, Ltd. stockholders per American Depositary Share (7).

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2009 (A)	2010 (B)		2010	2009 (C)	2010 (D)		2010
1. Revenues	2,157,906	2,263,445	105	27,944	6,282,864	6,765,896	108	83,530
2. Operating income	66,360	119,840	181	1,480	41,600	337,888	812	4,171
3. Income (loss) before income taxes	57,605	107,041	186	1,321	(52,534)	370,849	—	4,578
4. Net income (loss)	31,204	80,413	258	993	(107,670)	284,850	—	3,517
5. Net income (loss) attributable to Hitachi, Ltd.	21,882	62,091	284	767	(111,339)	220,140	—	2,718
6. Net income (loss) attributable to Hitachi, Ltd. stockholders per share
Basic	6.18	13.75	222	0.17	(32.78)	48.75	—	0.60
Diluted	6.02	12.84	213	0.16	(32.78)	45.52	—	0.56
7. Net income (loss) attributable to Hitachi, Ltd. stockholders per ADS (representing 10 shares)
Basic	62	138	222	1.70	(328)	488	—	6.02
Diluted	60	128	213	1.58	(328)	455	—	5.62

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S.GAAPs.
	2.	Operating income is presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 894 consolidated subsidiaries, including Variable Interest Entities, and 160 equity-method affiliates.
		Consolidated trust accounts are not included into the figures of consolidated subsidiaries.

1. Qualitative Information Concerning Consolidated Business Results

(1) Summary of Fiscal 2010 Third-Quarter (Three Months and Nine Months Ended December 31, 2010) Consolidated Business Results

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	2,263.4	5%	27,944	6,765.8	8%	83,530
Operating income	119.8	53.4	1,480	337.8	296.2	4,171
Income before income taxes	107.0	49.4	1,321	370.8	423.3	4,578
Net Income	80.4	49.2	993	284.8	392.5	3,517
Net Income attributable to Hitachi, Ltd.	62.0	40.2	767	220.1	331.4	2,718

Hitachi’s consolidated revenues for the third quarter of fiscal 2010 increased 5% year over year, to 2,263.4 billion yen. In addition to higher revenues in the Construction Machinery segment, centered on emerging countries, this overall increase was attributable to higher year-over-year revenues in the High Functional Materials & Components, Electronic Systems & Equipment and Automotive Systems segments in line with recovering demand in the electronics- and automotive- related fields.

Overseas revenues increased 8% year over year, to 1,003.5 billion yen due to a global recovery in demand.

Hitachi posted consolidated operating income of 119.8 billion yen, improved 53.4 billion yen year over year. This much improved result was attributable to improved revenues and posting of improved year over year operating income in all segments, including the Construction Machinery, Electronic Systems & Equipment, Digital Media & Consumer Products, and High Functional Materials & Components, and reflected progress with business structure reform measures, accelerated initiatives of procurement cost and fixed expenses reduction and project management. Especially, the Information & Telecommunication Systems segment improved even amid ongoing reduction in IT investment in Japan.

Hitachi posted net other deductions of 12.7 billion yen, increased 4.0 billion yen year over year mainly due to the record of exchange losses resulting from the yen’s appreciation. As a result, Hitachi recorded income before income taxes of 107.0 billion yen, an improvement of 49.4 billion yen year over year. After income taxes of 26.6 billion yen, Hitachi posted net income of 80.4 billion yen, an improvement of 49.2 billion yen year over year. After deducting net income attributable to noncontrolling interests of 18.3 billion yen, Hitachi posted net income attributable to Hitachi, Ltd. of 62.0 billion yen, a 40.2 billion yen improvement year over year.

For the nine-month period ended December 31, 2010, consolidated revenues increased 8% year over year, to 6,765.8 billion yen. Hitachi recorded operating income of 337.8 billion yen, an improvement of 296.2 billion yen year over year, as all segments posted earnings and earnings growth year over year. Hitachi reported net income attributable to Hitachi, Ltd. of 220.1 billion yen, a year-over-year improvement of 331.4 billion yen.

(2) Revenues and Operating Income by Segment

Results by segment were as follows:

[Information & Telecommunication Systems]

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	388.6	(1%)	4,798	1,163.4	(2%)	14,363
Operating income	18.5	4.5	229	53.0	6.8	655

For the third quarter of fiscal 2010, the segment recorded revenues of 388.6 billion yen, a decrease of 1% year over year, with hardware recording lower sales due to ongoing reductions in IT investment in Japan. This overall decrease came despite robust sales growth in storage solutions, particularly to overseas markets.

Segment operating income increased 4.5 billion yen, to 18.5 billion yen, the result of higher year-over-year operating income from hardware due to cost cutting and other factors.

For the first nine months of fiscal 2010, revenues declined 2% year over year, to 1,163.4 billion yen. Operating income, however, improved 6.8 billion yen year over year, to 53.0 billion yen.

[Power Systems]

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	183.7	(7%)	2,268	568.5	(3%)	7,019
Operating income	4.3	1.8	54	18.6	12.3	230

For the third quarter of fiscal 2010, the segment revenues declined 7% year over year, to 183.7 billion yen, the result mainly of lower year over year sales from thermal power generation systems due to some projects being pushed back. Furthermore, in nuclear power generation systems, although the construction of new plants in Japan performed steadily, lower sales were recorded from preventative maintenance services.

Segment operating income improved 1.8 billion yen year over year, to 4.3 billion yen due to improved project management, progress with cost reduction and other factors.

For the first nine months of fiscal 2010, the segment saw revenues decrease 3%, to 568.5 billion yen, while operating income improved 12.3 billion yen, to 18.6 billion yen.

[Social Infrastructure & Industrial Systems]

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	275.6	2%	3,403	784.5	(2%)	9,686
Operating income	11.9	2.2	148	22.7	13.9	280

For the third quarter of fiscal 2010, segment revenues increased 2% year over year, to 275.6 billion yen. In addition to higher plant-related equipment and construction sales, this was due to strong growth in sales of elevators and escalators to China.

Segment operating income improved 2.2 billion yen year over year, to 11.9 billion yen, reflecting higher sales of plant-related equipment and construction, and elevators and escalators.

For the first nine months of fiscal 2010, the segment saw revenues decline 2%, to 784.5 billion yen. However, operating income improved 13.9 billion yen year over year, to 22.7 billion yen.

[Electronic Systems & Equipment]

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	245.5	9%	3,032	774.6	14%	9,563
Operating income	7.3	6.8	91	23.6	36.4	292

For the third quarter of fiscal 2010, the segment recorded a 9% year over year rise in revenues, to 245.5 billion yen. This result came on the back of higher sales of semiconductor-related manufacturing equipment, electronic component processing equipment and others in line with rebounding capital expenditures in the electronics field.

Segment operating income improved 6.8 billion yen year over year, to 7.3 billion yen due to higher sales of semiconductor-related manufacturing equipment and other products.

For the first nine months of fiscal 2010, the segment recorded a 14% year over year rise in revenues to 774.6 billion yen. Segment operating income improved 36.4 billion yen, to 23.6 billion yen.

[Construction Machinery]

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	181.8	29%	2,245	516.2	29%	6,374
Operating income	12.8	10.2	159	31.1	26.9	384

For the third quarter of fiscal 2010, segment revenues increased 29% year over year, to 181.8 billion yen. In addition to growth in sales of hydraulic excavators and other products, especially to emerging economies in Asia and elsewhere, the segment revenues reflected the effect of making Indian company Telco Construction Equipment Co., Ltd. a consolidated subsidiary in March 2010.

Segment operating income improved 10.2 billion yen year over year, to 12.8 billion yen due to higher revenues.

For the first nine months of fiscal 2010, segment revenues jumped 29% year over year, to 516.2 billion yen. Operating income improved 26.9 billion yen, to 31.1 billion yen.

[High Functional Materials & Components]

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	363.0	11%	4,483	1,063.5	17%	13,131
Operating income	23.7	5.7	293	73.9	50.9	913

For the third quarter of fiscal 2010, segment revenues rose 11% year over year, to 363.0 billion yen. This result reflects growth at Hitachi Metals, Ltd., Hitachi Cable, Ltd. and Hitachi Chemical Co., Ltd. due to healthy demand for automotive-related components and other products.

Segment operating income improved 5.7 billion yen year over year, to 23.7 billion yen, thanks to higher revenues.

For the first nine months of fiscal 2010, segment revenues increased 17% year over year, to 1,063.5 billion yen. Operating income improved 50.9 billion yen, to 73.9 billion yen.

[Automotive Systems]

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	182.0	10%	2,247	546.7	21%	6,749
Operating income	5.1	2.2	64	16.1	30.3	199

For the third quarter of fiscal 2010, segment revenues rose 10% year over year, to 182.0 billion yen on the back of a global recovery in demand, particularly in emerging countries. This growth came despite the impact of the scaling back of a government program in Japan to spur vehicle sales.

Operating income improved 2.2 billion yen year over year, to 5.1 billion yen on account of improved capacity utilization in line with recovering demand, and the benefits of business structure reforms.

For the first nine months of fiscal 2010, segment revenues rose 21% year over year, to 546.7 billion yen. Operating income improved 30.3 billion yen, to 16.1 billion yen.

[Components & Devices]

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	201.3	0%	2,486	616.1	10%	7,606
Operating income	9.6	5.1	119	39.9	48.5	493

For the third quarter of fiscal 2010, segment revenues were largely unchanged compared with the corresponding period of the previous fiscal year at 201.3 billion yen, with higher sales of HDDs, mainly for use in PCs and servers, negated by lower sales of displays, chiefly for game consoles.

Operating income improved 5.1 billion yen, to 9.6 billion yen, due to higher earnings in HDD operations on increased sales, the contribution from new products, cost reduction and others.

For the first nine months of fiscal 2010, segment revenues increased 10% year over year, to 616.1 billion yen, and operating income improved 48.5 billion yen, to 39.9 billion yen.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended December 31, 2010 include operating results of Hitachi GST for the three months ended September 30, 2010.

[Digital Media & Consumer Products]

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	248.8	5%	3,072	755.7	8%	9,330
Operating income	9.9	6.6	122	20.8	28.8	258

For the third quarter of fiscal 2010, the segment recorded a 5% increase in revenues year over year, to 248.8 billion yen, despite optical disk drive-related products recording lower sales due to lackluster demand. The segment revenue growth reflected higher year over year sales of commercially packaged air conditioners, as well as growth in sales of flat-panel TVs, room air-conditioners, refrigerators and other products, thanks to a surge in demand before changes to the eco-points system in Japan.

Operating income improved 6.6 billion yen year over year, to 9.9 billion yen due to strong performances from products eligible for eco-points. However, optical disk drive-related products saw earnings decline in line with lower sales.

For the first nine months of fiscal 2010, segment revenues rose 8% year over year, to 755.7 billion yen. Operating income improved 28.8 billion yen, to 20.8 billion yen.

Note:	The optical disk drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended December 31, 2010 include operating results of HLDS for the three months ended September 30, 2010.

[Financial Services]

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	91.3	1%	1,128	278.0	(13%)	3,433
Operating income	6.6	3.3	82	17.9	12.0	221

For the third quarter of fiscal 2010, the segment reported a 1% year-over-year increase in revenues, to 91.3 billion yen. This result was due to healthy growth in outsourcing and other businesses that generate revenues from commission services at Hitachi Capital Corporation.

Segment operating income improved 3.3 billion yen, to 6.6 billion yen. In addition to higher revenues, this was due to recording earnings related to receivables that were recorded as gains on sale up through March 31, 2010 in line with the consolidation of securitization entities from April 1, 2010, based on new U.S. GAAP accounting standards. The improvement also reflected reduced financing costs at Hitachi Capital Corporation.

For the first nine months of fiscal 2010, segment revenues decreased 13%, to 278.0 billion yen. Operating income improved 12.0 billion yen, to 17.9 billion yen.

[Others]

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	189.6	1%	2,342	564.9	2%	6,975
Operating income	8.9	5.0	110	21.7	10.5	269

For the third quarter of fiscal 2010, segment revenues edged up 1% year over year, to 189.6 billion yen, due to higher revenues at Hitachi Transport System, Ltd. on healthy growth in third-party logistics solutions.

Segment operating income improved 5.0 billion yen year over year, to 8.9 billion yen, mainly due to higher earnings in line with increased revenues at Hitachi Transport System, Ltd.

For the first nine months of fiscal 2010, the segment recorded a 2% year-over-year increase in revenues to 564.9 billion yen, and operating income improved 10.5 billion yen, to 21.7 billion yen.

(3) Revenues by Market

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change	U.S. dollars (millions)	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Japan	1,259.9	2%	15,555	3,783.5	4%	46,710
Outside Japan	1,003.5	8%	12,389	2,982.3	13%	36,820
Asia	515.1	20%	6,360	1,537.8	27%	18,985
North America	192.0	6%	2,370	572.5	7%	7,069
Europe	188.5	(15%)	2,328	551.8	(8%)	6,813
Other Areas	107.7	13%	1,330	320.2	13%	3,953

Revenues in Japan in the third quarter of fiscal 2010 were 1,259.9 billion yen, up 2% year over year. One reason was higher revenues in the Digital Media & Consumer Products Segments driven by the impact of the eco-points system and a summer heatwave in Japan. The result also reflected higher revenues mainly in the High Functional Materials & Components, Automotive Systems, and Social Infrastructure & Industrial Systems segments in line with recovering demand in the electronics- and automotive-related fields, among other factors.

Outside Japan revenues increased 8%, to 1,003.5 billion yen. In addition to higher sales in the Construction Machinery Segment, mainly to emerging countries, the Electronic Systems & Equipment, High Functional Materials & Components, Components & Devices and Automotive Systems segments posted strong revenue growth because of recovering demand in the electronics- and automotive-related fields.

As a result, the ratio of overseas revenues to consolidated revenues increased 1 point year over year to 44%.

For the first nine months of fiscal 2010, revenues in Japan increased 4% year over year, to 3,783.5 billion yen. Overseas revenues increased 13%, to 2,982.3 billion yen.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, increased 34% year over year, to 69.1 billion yen, primarily due to investments for boosting production to meet recovering demand.

Depreciation, excluding leasing assets, decreased 16% year over year, to 74.4 billion yen, primarily due to the strict selection of capital investments through the previous quarter.

R&D expenditures increased 6% year over year, to 95.5 billion yen, which corresponded to 4.2% of consolidated revenues. The increase was due mainly to further R&D investment to strengthen the Social Innovation Business.

For the first nine months of fiscal 2010, capital investments on a completion basis, excluding leasing assets, increased 6%, to 189.4 billion yen. Depreciation, excluding leasing assets, declined 16%, to 224.7 billion yen. R&D expenditures were up 8% at 290.4 billion yen, corresponding to 4.3% of consolidated revenues.

2. Financial Position

(1) Financial Position

	As of December 31, 2010
	Yen (billions)	Change from March 31, 2010	U.S. dollars (millions)
Total assets	9,305.2	340.7	114,879
Total liabilities	6,855.0	158.4	84,631
Interest-bearing debt	2,824.3	457.1	34,868
Total Hitachi, Ltd. stockholders’ equity	1,449.6	165.0	17,897
Noncontrolling interests	1,000.4	17.2	12,352
Total Hitachi, Ltd. stockholders’ equity ratio	15.6%	1.3 point improvement	—
D/E ratio (including noncontrolling interests)*[1]	1.15 times	0.23 point improvement	—
D/E ratio (including noncontrolling interests)*[2]	0.95 times	0.09 point improvement	—

*1:	Including liabilities (current and noncurrent) associated with the consolidation of securitization entities.
*2:	Excluding liabilities (current and noncurrent) associated with the consolidation of securitization entities.

Total assets as of December 31, 2010 increased 340.7 billion yen from March 31, 2010, to 9,305.2 billion yen. This resulted from the recording of financial assets that had been transferred off the balance sheet to securitization entities in accordance with the application of new U.S. GAAP accounting standards effective April 1, 2010. Similarly, interest-bearing liabilities increased by 457.1 billion yen, to 2,824.3 billion yen due to the recording of liabilities associated with the consolidation of securitization entities. Stockholders’ equity increased 165.0 billion yen, to 1,449.6 billion yen from March 31, 2010 due mainly to the improvement in net income attributable to Hitachi, Ltd. As a result, the total Hitachi, Ltd. stockholders’ equity ratio was 15.6%. The debt-to-equity ratio, including noncontrolling interests, was 1.15. Excluding the impact of adopting new accounting standards, the debt-to-equity ratio, including noncontrolling interests, improved 0.09 points to 0.95.

(2) Cash Flows

	Three months ended December 31, 2010			Nine months ended December 31, 2010
	Yen (billions)	Year-over-year change	U.S. dollars (millions)	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Cash flows from operating activities	42.0	(12.5)	520	419.6	32.4	5,181
Cash flows from investing activities	(49.0)	39.3	(605)	(154.6)	189.6	(1,909)
Free cash flows	(6.9)	26.8	(86)	264.9	222.0	3,271
Cash flows from financing activities	(65.3)	(207.2)	(806)	(259.2)	(135.6)	(3,200)

Operating activities in the third quarter of fiscal 2010 provided net cash of 42.0 billion yen, a year-over-year decrease of 12.5 billion yen, due mainly to an increase in inventories to be sold at the end of the fiscal year. This year over year decrease was despite a marked improvement in net income.

Investing activities used net cash of 49.0 billion yen, 39.3 billion yen less year over year, mainly due to the strict selection of capital expenditures.

Free cash flows, the sum of cash flows from operating and investing activities, was a negative figure of 6.9 billion yen.

Financing activities used net cash of 65.3 billion yen due to the progress in debt repayment and increased dividend payments.

The net result of the above items was a decrease of 77.1 billion yen in cash and cash equivalents, to 556.6 billion yen.

For the first nine months of fiscal 2010, operating activities provided net cash of 419.6 billion yen, an increase of 32.4 billion yen year over year. This reflected a marked improvement in net income.

Investing activities during the same period used net cash of 154.6 billion yen, 189.6 billion yen less year over year. This decrease was attributable to the strict selection of investments, including the acquisition of property, plant and equipment, and shares. It also reflected the selling of certain shareholdings.

Free cash flows, the sum of cash flows from operating and investing activities, was 264.9 billion yen, a 222.0 billion yen improvement year over year.

Financing activities used net cash of 259.2 billion yen, 135.6 billion yen more than the corresponding nine-month period of the previous fiscal year. In addition to the repayment of debt, this was due to higher dividend payments.

Free cash flows increased in both the three- and nine-month periods due to the consolidation of securitization entities in accordance with the application of new U.S. GAAP accounting standards effective from April 1, 2010. However, the application of these standards had almost the same effect on cash outflows in financing activities.

3. Outlook for Fiscal 2010

	Year ending March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	9,300.0	4%	116,250
Operating income	440.0	237.8	5,500
Income before income taxes	430.0	366.4	5,375
Net Income	305.0	389.3	3,813
Net Income attributable to Hitachi, Ltd.	230.0	336.9	2,875

Note:	All fiscal 2010 outlook figures were converted using 80 yen to the U.S. dollar.

The above forecasts for fiscal 2010 are based on a steady contribution from the Social Innovation Business, accelerated global expansion, the benefits of business structure reforms, and progress with ongoing cost-containment initiatives on procurement costs and fixed expenses. The forecast also takes into account the uncertainty surrounding the global economic outlook and expected impact of the yen’s appreciation.

Hitachi is forecasting overall revenues in line with its previous projections. The Company expects to see higher revenues than its previous forecast announced on October 28, 2010 in the Automotive Systems, Digital Media & Consumer Products, Social Infrastructure & Industrial Systems, and Components & Devices segments. This is due to recovering demand in the electronics- and automotive-related fields, as well as the benefits of economic stimulus measures around the world, among other factors. However, Hitachi also expects lower revenues in the Power Systems segment, where some projects have been pushed back, as well as the High Functional Materials & Components segment.

Hitachi has raised its projection for operating income from its previous forecast. The revised projection is based mainly on improved earnings in the Digital Media & Consumer Products, Components & Devices and Social Infrastructure & Industrial Systems segments due to stepped-up cost-cutting activities, including fixed expenses. Accompanied with an improvement in net other deductions, Hitachi has also raised its forecasts for income before income taxes, net income and net income attributable to Hitachi, Ltd.

Hitachi is assuming exchange rates of 80 yen to the U.S. dollar and 110 yen to the euro for the fourth quarter of fiscal 2010.

Other

(1) Changes in significant subsidiaries during the period (changes in specified subsidiaries causing changes in scope of consolidation).

None

(2) Application of simple accounting treatment and/or specific accounting treatment in preparing the quarterly consolidated financial statements.

Yes

(3) Changes in accounting principles, procedures and presentation methods for preparing quarterly consolidated financial statements.

Yes

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins and shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials and shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Consolidated Statements of Operations

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2009 (A)	2010 (B)		2010	2009 (C)	2010 (D)		2010
Revenues	2,157,906	2,263,445	105	27,944	6,282,864	6,765,896	108	83,530
Cost of sales	1,624,195	1,676,078	103	20,692	4,824,521	5,009,909	104	61,851
Selling, general and administrative expenses	467,351	467,527	100	5,772	1,416,743	1,418,099	100	17,507
Operating income	66,360	119,840	181	1,480	41,600	337,888	812	4,171
Other income	9,969	5,607	56	69	13,018	84,477	649	1,043
(Interest and dividends)	3,487	4,107	118	51	12,835	13,200	103	163
(Other)	6,482	1,500	23	19	183	71,277	—	880
Other deductions	18,724	18,406	98	227	107,152	51,516	48	636
(Interest charges)	6,426	6,448	100	80	19,984	18,875	94	233
(Other)	12,298	11,958	97	148	87,168	32,641	37	403
Income (loss) before income taxes	57,605	107,041	186	1,321	(52,534)	370,849	—	4,578
Income taxes	26,401	26,628	101	329	55,136	85,999	156	1,062
Net income (loss)	31,204	80,413	258	993	(107,670)	284,850	—	3,517
Less: Net income attributable to noncontrolling interests	9,322	18,322	197	226	3,669	64,710	—	799
Net income (loss) attributable to Hitachi, Ltd.	21,882	62,091	284	767	(111,339)	220,140	—	2,718

Consolidated Balance Sheets

	Yen (millions)			U.S. Dollars (millions)
	As of March 31, 2010 (A)	As of December 31, 2010 (B)	(B)-(A)	As of December 31, 2010

Total Assets	8,964,464	9,305,219	340,755	114,879
Current assets	4,775,197	4,982,251	207,054	61,509
Cash and cash equivalents	577,584	556,694	(20,890)	6,873
Short-term investments	53,575	16,626	(36,949)	205
Trade receivables
Notes	104,353	118,143	13,790	1,459
Accounts	2,138,139	1,907,359	(230,780)	23,548
Investments in leases	194,108	214,130	20,022	2,644
Current portion of financial assets transferred to consolidated securitization entities	—	211,404	211,404	2,610
Inventories	1,222,077	1,476,440	254,363	18,228
Other current assets	485,361	481,455	(3,906)	5,944
Investments and advances	712,993	618,391	(94,602)	7,634
Property, plant and equipment	2,219,804	2,127,932	(91,872)	26,271
Intangible assets	518,050	509,029	(9,021)	6,284
Financial assets transferred to consolidated securitization entities	—	337,517	337,517	4,167
Other assets	738,420	730,099	(8,321)	9,014

Total Liabilities and Equity	8,964,464	9,305,219	340,755	114,879
Current liabilities	3,931,203	4,077,668	146,465	50,342
Short-term debt and current portion of long-term debt	755,181	933,084	177,903	11,520
Current portion of non-recourse borrowings of consolidated securitization entities	—	209,961	209,961	2,592
Trade payables
Notes	25,737	22,413	(3,324)	277
Accounts	1,229,546	1,222,757	(6,789)	15,096
Advances received	385,199	400,333	15,134	4,942
Other current liabilities	1,535,540	1,289,120	(246,420)	15,915
Noncurrent liabilities	2,765,416	2,777,420	12,004	34,289
Long-term debt	1,611,962	1,413,557	(198,405)	17,451
Non-recourse borrowings of consolidated securitization entities	—	267,735	267,735	3,305
Retirement and severance benefits	905,183	861,425	(43,758)	10,635
Other liabilities	248,271	234,703	(13,568)	2,898
Total equity	2,267,845	2,450,131	182,286	30,249
Total Hitachi, Ltd. stockholders’ equity	1,284,658	1,449,658	165,000	17,897
Common stock	408,810	408,818	8	5,047
Capital surplus	620,577	603,085	(17,492)	7,445
Legal reserve and retained earnings	713,479	903,307	189,828	11,152
Accumulated other comprehensive loss	(432,057)	(464,209)	(32,152)	(5,731)
(Foreign currency translation adjustments)	(182,783)	(252,178)	(69,395)	(3,113)
(Pension liability adjustments)	(272,410)	(227,939)	44,471	(2,814)
(Net unrealized holding gain on available-for-sale securities)	25,564	16,821	(8,743)	208
(Cash flow hedges)	(2,428)	(913)	1,515	(11)
Treasury stock	(26,151)	(1,343)	24,808	(17)
Noncontrolling interests	983,187	1,000,473	17,286	12,352

Note:	Figures of Intangible assets and Other liabilities as of March 31, 2010 have been restated since the fair value measurement related to a business combination recorded in March 31, 2010 was finalized in this nine-month period.

Consolidated Statements of Cash Flows

	Three months ended December 31			Nine months ended December 31
	Yen (millions)		U.S. $ (millions)	Yen (millions)		U.S. $ (millions)
	2009	2010	2010	2009	2010	2010
Cash flows from operating activities
Net income (loss)	31,204	80,413	993	(107,670)	284,850	3,517

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	109,208	92,761	1,145	333,085	282,611	3,489
Amortization	25,952	29,111	359	86,570	85,614	1,057
Net loss (gain) on sale of investments in securities and other	(3,598)	915	11	(5,042)	(72,499)	(895)
Decrease (increase) in receivables	(52,999)	(55,634)	(687)	177,137	153,487	1,895
Increase in inventories	(75,903)	(134,542)	(1,661)	(15,204)	(317,302)	(3,917)
Increase (decrease) in payables	70,409	70,312	868	(55,112)	54,221	669
Other	(49,651)	(41,244)	(509)	(26,579)	(51,358)	(634)

Net cash provided by operating activities	54,622	42,092	520	387,185	419,624	5,181

Cash flows from investing activities
Purchase of property, plant and equipment, net	(59,127)	(61,829)	(763)	(213,702)	(160,932)	(1,987)
Purchase of intangible assets, net	(16,429)	(20,472)	(253)	(55,382)	(66,908)	(826)
Purchase of tangible assets and software to be leased, net	(52,196)	(63,199)	(780)	(184,621)	(192,916)	(2,382)
Proceeds from sale (purchase) of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation, net	218	22,054	272	(31,715)	60,562	748
Collection of investments in leases	39,517	70,014	864	122,385	221,219	2,731
Other	(363)	4,406	54	18,762	(15,691)	(194)

Net cash used in investing activities	(88,380)	(49,026)	(605)	(344,273)	(154,666)	(1,909)

Cash flows from financing activities
Increase (decrease) in interest-bearing debt	157,016	(34,738)	(429)	(93,921)	(212,415)	(2,622)
Proceeds from issuance of common stock	252,447	—	—	252,447	—	—
Dividends paid to stockholders	—	(22,613)	(279)	(134)	(22,625)	(279)
Dividends paid to noncontrolling interests	(7,933)	(7,752)	(96)	(21,493)	(18,192)	(225)
Other	(259,545)	(208)	(3)	(260,489)	(5,976)	(74)

Net cash provided by (used in) financing activities	141,985	(65,311)	(806)	(123,590)	(259,208)	(3,200)

Effect of consolidation of securitization entities upon initial adoption of new accounting guidances	—	—	—	—	12,030	149
Effect of exchange rate changes on cash and cash equivalents	489	(4,878)	(60)	(1,087)	(38,670)	(477)

Net increase (decrease) in cash and cash equivalents	108,716	(77,123)	(952)	(81,765)	(20,890)	(258)

Cash and cash equivalents at beginning of the period	617,445	633,817	7,825	807,926	577,584	7,131

Cash and cash equivalents at end of the period	726,161	556,694	6,873	726,161	556,694	6,873

Segment Information

(1) Business Segments

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2009 (A)	2010 (B)		2010	2009 (C)	2010 (D)		2010
Information & Telecommunication Systems	392,046	388,609	99	4,798	1,186,841	1,163,425	98	14,363
	16%	15%			17%	15%
Power Systems	197,812	183,739	93	2,268	587,485	568,552	97	7,019
	8%	7%			8%	8%
Social Infrastructure & Industrial Systems	269,775	275,638	102	3,403	804,428	784,548	98	9,686
	11%	11%			11%	10%
Electronic Systems & Equipment	226,277	245,599	109	3,032	677,597	774,640	114	9,563
	9%	10%			9%	10%
Construction Machinery	140,952	181,859	129	2,245	399,973	516,260	129	6,374
	6%	7%			6%	7%
High Functional Materials & Components	327,597	363,097	111	4,483	908,091	1,063,580	117	13,131
	13%	14%			13%	14%
Automotive Systems	165,597	182,039	110	2,247	452,215	546,702	121	6,749
	7%	7%			6%	7%
Components & Devices	201,852	201,372	100	2,486	557,674	616,112	110	7,606
	8%	8%			8%	8%
Digital Media & Consumer Products	237,430	248,849	105	3,072	698,783	755,763	108	9,330
	10%	10%			10%	10%
Financial Services	90,072	91,386	101	1,128	320,228	278,038	87	3,433
	4%	4%			4%	4%
Others	187,917	189,692	101	2,342	554,378	564,965	102	6,975
	8%	7%			8%	7%
Subtotal	2,437,327	2,551,879	105	31,505	7,147,693	7,632,585	107	94,229
	100%	100%			100%	100%
Eliminations & Corporate Items	(279,421)	(288,434)	—	(3,561)	(864,829)	(866,689)	—	(10,700)

Revenues Total	2,157,906	2,263,445	105	27,944	6,282,864	6,765,896	108	83,530

Notes	1:	Revenues by business segment include intersegment transactions.
	2:	The Company has changed the business segment classification starting from Fiscal 2009.
Figures of business segments are based on the reclassification.

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2009 (A)	2010 (B)		2010	2009 (C)	2010 (D)		2010
Information & Telecommunication Systems	13,967	18,515	133	229	46,271	53,071	115	655
	21%	16%			75%	16%
Power Systems	2,453	4,343	177	54	6,271	18,655	297	230
	4%	4%			10%	5%
Social Infrastructure & Industrial Systems	9,680	11,958	124	148	8,728	22,712	260	280
	15%	10%			14%	7%
Electronic Systems & Equipment	533	7,394	—	91	(12,810)	23,675	—	292
	1%	6%			(21%)	7%
Construction Machinery	2,595	12,869	496	159	4,166	31,100	747	384
	4%	11%			7%	9%
High Functional Materials & Components	17,980	23,706	132	293	23,036	73,960	321	913
	28%	20%			37%	22%
Automotive Systems	2,894	5,185	179	64	(14,208)	16,102	—	199
	4%	4%			(23%)	5%
Components & Devices	4,518	9,635	213	119	(8,614)	39,928	—	493
	7%	8%			(14%)	12%
Digital Media & Consumer Products	3,226	9,902	307	122	(8,008)	20,876	—	258
	5%	8%			(13%)	6%
Financial Services	3,277	6,650	203	82	5,843	17,919	307	221
	5%	6%			10%	5%
Others	3,866	8,927	231	110	11,184	21,765	195	269
	6%	7%			18%	6%
Subtotal	64,989	119,084	183	1,470	61,859	339,763	549	4,195
	100%	100%			100%	100%
Eliminations & Corporate Items	1,371	756	—	9	(20,259)	(1,875)	—	(23)

Operating income (loss) Total	66,360	119,840	181	1,480	41,600	337,888	812	4,171

Note:	The Company has changed the business segment classification starting from Fiscal 2009.
Figures of business segments are based on the reclassification.

(2) Revenues by Market

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2009 (A)	2010 (B)		2010	2009 (C)	2010 (D)		2010
Japan	1,232,743 57%	1,259,938 56%	102	15,555	3,653,117 58%	3,783,501 56%	104	46,710
Asia	428,032 20%	515,187 23%	120	6,360	1,210,929 19%	1,537,800 23%	127	18,985
North America	180,772 8%	192,005 8%	106	2,370	534,711 9%	572,557 8%	107	7,069
Europe	221,058 10%	188,586 8%	85	2,328	600,893 10%	551,838 8%	92	6,813
Other Areas	95,301 5%	107,729 5%	113	1,330	283,214 4%	320,200 5%	113	3,953
Outside Japan	925,163 43%	1,003,507 44%	108	12,389	2,629,747 42%	2,982,395 44%	113	36,820
Total	2,157,906 100%	2,263,445 100%	105	27,944	6,282,864 100%	6,765,896 100%	108	83,530

February 3, 2011

Hitachi, Ltd.

Supplementary Information for the Third Quarter ended December 31, 2010

1. Summary(Consolidated basis)

	2009		2010
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Revenues*1	2,157.9	6,282.8	2,263.4	105%	6,765.8	108%	9,300.0	104%
Operating income*1	66.3	41.6	119.8	181%	337.8	812%	440.0	218%
Percentage of revenues	3.1	0.7	5.3	—	5.0	—	4.7	—
Income (loss) before income taxes*1	57.6	(52.5)	107.0	186%	370.8	—	430.0	676%
Net income (loss)*1	31.2	(107.6)	80.4	258%	284.8	—	305.0	—
Net income (loss) attributable to Hitachi, Ltd.*1	21.8	(111.3)	62.0	284%	220.1	—	230.0	—
Average exchange rate (yen/U.S.$)	90	94	83	—	87	—	—	—
Net interest and dividends*1	(2.9)	(7.1)	(2.3)	—	(5.6)	—	—	—

*1	Billions of yen

Assumed exchange rate for the 4th quarter of fiscal 2010(yen / U.S.$): 80

	As of March 31, 2010	As of December 31, 2010
Cash & cash equivalents, Short-term investments (billions of yen)	631.1	573.3
Interest-bearing debt*2 (billions of yen)	3,110.7	2,824.3
Interest-bearing debt*3 (billions of yen)	2,367.1	2,347.3
D/E Ratio (Including Noncontrolling interests)*2 (times)	1.38	1.15
D/E Ratio (Including Noncontrolling interests)*3 (times)	1.04	0.95
Number of employees	359,746	355,499
Japan	230,948	213,331
Overseas	128,798	142,168
Number of consolidated subsidiaries (Including Variable Interest Entities)	900	894
Japan	365	346
Overseas	535	548

*2	Including liabilities (current and noncurrent) associated with the consolidation of securitization entities.
*3	Excluding liabilities (current and noncurrent) associated with the consolidation of securitization entities.

2. Consolidated Revenues by Business Segment*4

	(Billions of yen)

	2009		2010
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Information & Telecommunication Systems	392.0	1,186.8	388.6	99%	1,163.4	98%	1,730.0	101%
Power Systems	197.8	587.4	183.7	93%	568.5	97%	840.0	95%
Social Infrastructure & Industrial Systems	269.7	804.4	275.6	102%	784.5	98%	1,170.0	94%
Electronic Systems & Equipment	226.2	677.5	245.5	109%	774.6	114%	1,090.0	109%
Construction Machinery	140.9	399.9	181.8	129%	516.2	129%	720.0	123%
High Functional Materials & Components	327.5	908.0	363.0	111%	1,063.5	117%	1,400.0	112%
Automotive Systems	165.5	452.2	182.0	110%	546.7	121%	740.0	116%
Components & Devices	201.8	557.6	201.3	100%	616.1	110%	810.0	107%
Digital Media & Consumer Products	237.4	698.7	248.8	105%	755.7	108%	950.0	102%
Financial Services	90.0	320.2	91.3	101%	278.0	87%	350.0	83%
Others	187.9	554.3	189.6	101%	564.9	102%	760.0	100%
Subtotal	2,437.3	7,147.6	2,551.8	105%	7,632.5	107%	10,560.0	104%
Eliminations & Corporate Items	(279.4)	(864.8)	(288.4)	—	(866.6)	—	(1,260.0)	—
Total	2,157.9	6,282.8	2,263.4	105%	6,765.8	108%	9,300.0	104%

*4	The Company has changed the business segment classification started from Fiscal 2009. Figures of business segments is based on the reclassification.

3. Consolidated Operating Income (Loss) by Business Segment*4

	(Billions of yen)

	2009		2010
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Information & Telecommunication Systems	13.9	46.2	18.5	133%	53.0	115%	100.0	106%
Power Systems	2.4	6.2	4.3	177%	18.6	297%	29.0	131%
Social Infrastructure & Industrial Systems	9.6	8.7	11.9	124%	22.7	260%	48.0	114%
Electronic Systems & Equipment	0.5	(12.8)	7.3	—	23.6	—	40.0	—
Construction Machinery	2.5	4.1	12.8	496%	31.1	747%	44.0	249%
High Functional Materials & Components	17.9	23.0	23.7	132%	73.9	321%	85.0	191%
Automotive Systems	2.8	(14.2)	5.1	179%	16.1	—	22.0	—
Components & Devices	4.5	(8.6)	9.6	213%	39.9	—	46.0	—
Digital Media & Consumer Products	3.2	(8.0)	9.9	307%	20.8	—	15.0	—
Financial Services	3.2	5.8	6.6	203%	17.9	307%	21.0	247%
Others	3.8	11.1	8.9	231%	21.7	195%	23.0	118%
Subtotal	64.9	61.8	119.0	183%	339.7	549%	473.0	204%
Eliminations & Corporate Items	1.3	(20.2)	0.7	—	(1.8)	—	(33.0)	—
Total	66.3	41.6	119.8	181%	337.8	812%	440.0	218%

4. Consolidated Overseas Revenues by Business Segment*4*5

			(Billions of yen)

	2009		2010
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100
Information & Telecommunication Systems	101.2	276.5	107.3	106%	290.4	105%
Power Systems	92.2	250.7	83.2	90%	237.7	95%
Social Infrastructure & Industrial Systems	72.6	209.6	70.2	97%	193.4	92%
Electronic Systems & Equipment	116.0	340.9	135.6	117%	416.6	122%
Construction Machinery	96.8	279.6	135.8	140%	394.8	141%
High Functional Materials & Components	116.3	338.9	133.0	114%	402.5	119%
Automotive Systems	68.8	190.4	75.1	109%	228.4	120%
Components & Devices	139.4	386.9	150.1	108%	454.2	117%
Digital Media & Consumer Products	113.4	337.5	102.4	90%	346.9	103%
Financial Services	12.1	36.9	11.8	98%	35.1	95%
Others	21.3	58.0	27.2	128%	75.0	129%
Subtotal	950.6	2,706.3	1,032.3	109%	3,075.5	114%
Eliminations & Corporate Items	(25.5)	(76.6)	(28.8)	—	(93.1)	—
Total	925.1	2,629.7	1,003.5	108%	2,982.3	113%

*5	Starting from current period, the figures, which also includes previous period, of Consolidated Overseas Revenues by Business Segment has changed to include intersegment transaction.

5. Consolidated Capital Investment by Business Segment (Completion basis, including leasing assets)*4

			(Billions of yen)

	2009		2010
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100
Information & Telecommunication Systems	3.5	18.8	5.8	163%	21.2	113%
Power Systems	5.2	21.0	1.6	31%	7.2	35%
Social Infrastructure & Industrial Systems	3.7	15.0	3.1	82%	11.7	78%
Electronic Systems & Equipment	2.2	7.4	2.9	129%	9.3	126%
Construction Machinery	9.4	25.6	11.2	119%	26.4	103%
High Functional Materials & Components	11.0	36.2	15.9	145%	42.4	117%
Automotive Systems	2.8	11.1	4.8	170%	10.7	97%
Components & Devices	12.3	29.9	16.2	132%	41.7	139%
Digital Media & Consumer Products	2.7	10.5	3.2	118%	10.0	95%
Financial Services	66.2	212.2	72.2	109%	211.6	100%
Others	5.0	17.6	11.3	224%	23.0	131%
Subtotal	124.6	405.6	148.6	119%	415.7	102%
Eliminations & Corporate Items	(4.2)	(13.8)	(7.8)	—	(11.3)	—
Total	120.4	391.8	140.8	117%	404.3	103%
Internal Use Assets	51.5	178.9	69.1	134%	189.4	106%
Leasing Assets	68.8	212.8	71.7	104%	214.9	101%

6. Consolidated Depreciation by Business Segment*4

	(Billions of yen)

	2009		2010
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100
Information & Telecommunication Systems	9.1	28.8	8.4	92%	25.7	89%
Power Systems	5.6	16.6	4.3	77%	13.2	80%
Social Infrastructure & Industrial Systems	6.3	18.9	5.1	80%	15.5	82%
Electronic Systems & Equipment	4.2	12.2	3.2	76%	9.6	78%
Construction Machinery	9.7	29.3	8.5	88%	25.5	87%
High Functional Materials & Components	19.3	58.1	16.7	87%	51.0	88%
Automotive Systems	8.5	26.4	6.8	80%	20.2	77%
Components & Devices	16.4	48.2	13.4	82%	40.5	84%
Digital Media & Consumer Products	5.8	17.9	5.2	90%	15.0	84%
Financial Services	15.0	50.1	13.2	88%	43.1	86%
Others	8.3	24.4	6.7	82%	20.3	83%
Subtotal	108.6	331.4	92.0	85%	280.1	85%
Eliminations & Corporate Items	0.5	1.6	0.7	138%	2.5	150%
Total	109.2	333.0	92.7	85%	282.6	85%
Internal Use Assets	89.0	268.3	74.4	84%	224.7	84%
Leasing Assets	20.1	64.7	18.3	91%	57.8	89%

7. Consolidated R&D Expenditure by Business Segment*4

	(Billions of yen)

	2009		2010
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100
Information & Telecommunication Systems	18.8	59.5	17.4	92%	57.7	97%
Power Systems	3.5	11.3	3.7	104%	11.3	100%
Social Infrastructure & Industrial Systems	4.5	13.7	5.2	116%	15.1	110%
Electronic Systems & Equipment	10.3	31.8	11.4	111%	33.1	104%
Construction Machinery	3.8	10.9	4.0	104%	12.2	112%
High Functional Materials & Components	11.3	33.3	12.2	108%	35.3	106%
Automotive Systems	10.2	28.6	11.3	111%	33.4	117%
Components & Devices	18.1	51.4	18.3	101%	55.4	108%
Digital Media & Consumer Products	4.6	13.9	5.6	121%	17.8	128%
Financial Services	—	—	—	—	0.1	—
Others	0.6	2.1	0.7	127%	2.5	120%
Corporate Items	4.0	12.2	5.3	131%	15.9	130%
Total	90.2	269.1	95.5	106%	290.4	108%
Percentage of revenues (%)	4.2	4.3	4.2	—	4.3	—

8. Information & Telecommunication Systems

(1) Revenues and Operating Income*6

	(Billions of yen)

	2009		2010
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Revenues	392.0	1,186.7	388.6	99%	1,163.4	98%	1,730.0	101%
Software & Services	253.7	782.4	255.3	101%	775.4	99%	1,160.0	102%
Software	38.7	109.2	42.0	109%	115.8	106%
Services	215.0	673.2	213.3	99%	659.6	98%
Hardware	138.3	404.3	133.2	96%	387.6	96%	570.0	101%
Storage*7	53.1	143.8	50.8	96%	137.0	95%
Servers*8	12.7	40.0	11.4	90%	36.3	91%
PCs*9	5.9	19.4	6.3	107%	21.2	109%
Telecommunication	32.0	99.1	31.5	98%	96.7	98%
Others	34.6	102.0	33.0	95%	95.9	94%
Operating income	13.9	46.2	18.5	133%	53.0	115%	100.0	106%
Software & Services							82.0	106%
Hardware							18.0	104%

*6	Figures for each product exclude intra-segment transactions.

The Company has changed the business segment classification started from Fiscal 2009.

Figures for three months and nine months period ended December 31, 2009 has been restated to reflect the reclassification.

*7	Figures for Storage include disk array subsystems, etc.
*8	Figures for Servers include general-purpose computers, UNIX servers, etc.
*9	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions

	(Billions of yen)

	2009		2010
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2009X100
Revenues	82.0	224.0	87.0	106%	235.0	105%	305.0	100%

9. Hard Disk Drives*10*11

Period recorded for consolidated accounting purposes	2009		2010
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100
Shipment Period	Jul. 2009 to Sep. 2009	Jan. 2009 to Sep. 2009	Jul. 2010 to Sep. 2010		Jan. 2010 to Sep. 2010
Revenues
Billions of yen	121.0	326.6	128.7	106%	399.4	122%
Millions of U.S. dollars	1,292	3,427	1,498	116%	4,461	130%
Operating income(loss)
Billions of yen	5.5	(3.1)	11.9	215%	48.7	—
Millions of U.S. dollars	59	(30)	138	234%	541	—
Shipments (thousand units)*12	25,000	66,500	28,800	115%	83,500	126%
Consumer and Commercial
2.5-inch	14,300	36,200	16,800	118%	49,100	135%
3.5-inch	8,200	24,600	8,400	102%	24,400	99%
Servers	1,500	3,800	1,800	121%	5,200	135%
Emerging	570	1,230	790	139%	2,440	197%
External HDD	450	670	960	215%	2,420	361%

*10	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the nine months ended December 31, 2010 include the operating results of Hitachi GST for the nine months ended September 30, 2010.
*11	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*12	Shipment less than 100,000 units have been rounded, with the exception of Emerging and External HDD, where shipment less than 10,000 units have been rounded.

	2009		2010
	Three months ended March 31, 2010	Total	Three months ended March 31, 2011		Total
Period recorded for consolidated accounting purposes	(E)	(F)	(G)(Preliminary)	(G)/(E)X100	(H)(Preliminary)	(H)/(F)X100
Shipment Period	Oct. 2009 to Dec. 2009	Jan. 2009 to Dec. 2009	Oct. 2010 to Dec. 2010		Jan. 2010 to Dec. 2010
Revenues
Billions of yen	125.0	451.7	127.4	102%	526.8	117%
Millions of U.S. dollars	1,394	4,821	1,542	111%	6,003	125%
Operating income
Billions of yen	12.3	9.2	8.6	70%	57.2	621%
Millions of U.S. dollars	137	106	104	76%	645	606%
Shipments (thousand units)*12	24,900	91,400	30,300	121%	113,800	124%
Consumer and Commercial
2.5-inch	14,400	50,600	16,300	113%	65,300	129%
3.5-inch	7,100	31,700	9,600	135%	34,000	107%
Servers	1,700	5,500	2,300	136%	7,400	135%
Emerging	840	2,070	1,090	130%	3,530	170%
External HDD	880	1,550	1,040	119%	3,460	224%

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Executive Changes

Tokyo, February 3, 2011 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive changes in accordance with a resolution passed by a meeting of the Board of Directors held today. The appointments take effect on April 1, 2011.

1. Executive Changes [Effective April 1, 2011]

(1) Promotion

Koji Tanaka

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Power Systems Business, Industrial & Social Systems Business, Transportation Systems Business, Urban Planning and Development Systems Business and Defense Systems Business

Current Position: Vice President and Executive Officer, President & CEO of Power Systems Company, Deputy General Manager of Smart City Business Management Division, General Manager of Renewable Energy & Smart Grid Division, Power Systems Company

Junzo Nakajima

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Information & Telecommunication Business, Information & Control Systems Business and Information Technology, Hitachi Group Chief Innovation Officer, Hitachi Group Chief Information Security Officer and General Manager of Smart City Business Management Division

Current Position: Senior Vice President and Executive Officer, President & CEO of Information & Telecommunication Systems Company

Shigeru Azuhata

New Position: Senior Vice President and Executive Officer, in charge of Environmental Strategies, Hitachi Group Chief Technology Officer, Hitachi Group Chief Environmental Strategy Officer, General Manager of Research & Development Group, Supervisory Office for Business Coordination and Medical Systems Business Division, Deputy General Manager of Water Environment Solutions Division

Current Position: Vice President and Executive Officer, in charge of Environmental Strategies, General Manager of Research & Development Group and Medical Systems Business Division, Deputy General Manager of Supervisory Office for Business Coordination and Water Environment Solutions Division

Shinjiro Iwata

New Position: Senior Vice President and Executive Officer, President & CEO of Information & Telecommunication Systems Company

Current Position: Vice President and Executive Officer, Chief Executive Officer of Service & Global Business, Information & Telecommunication Systems Company

Makoto Ebata

New Position: Senior Vice President and Executive Officer, in charge of Procurement and Consumer Business

Current Position: Vice President and Executive Officer, in charge of Procurement

Toshiaki Kuzuoka

New Position: Senior Vice President and Executive Officer, in charge of Human Capital, Government & External Relations and Corporate Auditing, General Manager of Legal and Communications Group, Legal Division, Compliance Division and Centennial Project Division

Current Position: Vice President and Executive Officer, in charge of Corporate Auditing, General Manager of Legal and Communications Group, Legal Division, Compliance Division and Centennial Project Division

(2) Reappointment

Toshiaki Higashihara

New Position: Vice President and Executive Officer, in charge of Industrial & Social Systems Business, President and Representative Director of Hitachi Plant Technologies, Ltd.

Current Position: President and Representative Director of Hitachi Plant Technologies, Ltd.

(3) New Executive Officers

Toshio Ikemura

New Position: Vice President and Executive Officer, President & CEO of Urban Planning and Development Systems Company

Current Position: President and Representative Director of Hitachi Building Systems Co., Ltd.

Tatsuro Ishizuka

New Position: Vice President and Executive Officer, President & CEO of Power Systems Company and Deputy General Manager of Smart City Business Management Division

Current Position: General Manager of Hitachi Works, Power Systems Company

Yoshifumi Kanda

New Position: Vice President and Executive Officer, General Manager of Power Systems Sales Management Division, Power Systems Company

Current Position: General Manager of Chugoku Area Operation

Kazuhiro Kurihara

New Position: Vice President and Executive Officer, General Manager of Chubu Area Operation

Current Position: General Manager of Chubu Area Operation

Yasuo Tanabe

New Position: Vice President and Executive Officer, in charge of Government & External Relations

Current Position: Assistant to the Executive Vice President

Toshikazu Nishino

New Position: Vice President and Executive Officer, in charge of Management Strategy

Current Position: Senior Manager of Strategy & Project Office, Supervisory Office for Management Reforms

Masaharu Hanyu

New Position: Vice President and Executive Officer, Chief Executive Officer of Nuclear Systems and General Manager of Nuclear Systems Division, Power Systems Company

Current Position: President and Representative Director of Hitachi-GE Nuclear Energy, Ltd.

Naoki Mitarai

New Position: Vice President and Executive Officer, General Manager of Human Capital Group

Current Position: General Manager of Corporate Administration Division, Human Capital Group

(4) Changes of Position

Hiroaki Nakanishi

New Position: Representative Executive Officer and President

Current Position: Representative Executive Officer and President, in charge of Power Systems Business, Industrial & Social Infrastructure Systems Business and Automotive Systems Business, General Manager of Supervisory Office for Overseas Plant Construction Business

Takashi Miyoshi

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Management Strategy, Finance and Corporate Pension System, Deputy General Manager of Supervisory Office for Management Reforms and General Manager of Strategy & Project Office

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Management Reform, Finance, Corporate Pension System, Business Development and Consumer Business, Deputy General Manager of Supervisory Office for Management Reforms and General Manager of Strategy & Project Office

Nobuo Mochida

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of High Functional Materials & Components, Production Engineering and Automotive Systems Business, General Manager of Corporate Quality Assurance Division and Supervisory Office for MONOZUKURI, Deputy General Manager of Supervisory Office for Business Infrastructure, Chairman of the Board of Hitachi Metals, Ltd.

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Corporate Planning, High Functional Materials & Components and Production Engineering, General Manager of Corporate Quality Assurance Division and Supervisory Office for MONOZUKURI, Deputy General Manager of Supervisory Office for Business Infrastructure, Chairman of the Board of Hitachi Metals, Ltd.

Kazuhiro Mori

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Battery Systems Business, Sales Operations, Hitachi Group Global Business, Medical Systems Business and Business Incubation, General Manager of Supervisory Office for Sales and Promotion and Corporate Export Regulation Division

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Motor Power Systems, Battery Systems Business, Sales Operations, Hitachi Group Global Business, Procurement, Medical Systems Business and Business Incubation, General Manager of Supervisory Office for Sales and Promotion and Corporate Export Regulation Division

Yoshito Tsunoda

New Position: Senior Vice President and Executive Officer, President & CEO of Battery Systems Company and General Manager of Motor Power Systems Division

Current Position: Senior Vice President and Executive Officer, President & CEO of Battery Systems Company, General Manager of Motor Power Systems Division, President and Representative Director of Hitachi Maxell, Ltd.

2. Resignation [Effective March 31, 2011]

Takashi Kawamura currently Director, Representative Executive Officer and Chairman, General Manager of Supervisory Office for Management Reforms

—Scheduled to be appointed Chairman of the Board of Hitachi, Ltd., effective on April 1, 2011

Naoya Takahashi, currently Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Information & Telecommunication Business, Information & Control Systems Business, Research & Development and Information Technology, General Manager of Supervisory Office for Business Coordination, Hitachi Group Chief Technology Officer, Hitachi Group Chief Innovation Officer, Hitachi Group Chief Information Security Officer and General Manager of Smart City Business Management Division

—Scheduled to be appointed Representative Director, President and Chief Executive Officer of Hitachi Electronics Services Co., Ltd., effective on April 1, 2011

Takashi Hatchoji, currently Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Urban Planning and Development Systems Business, Defense Systems Business, Corporate Planning, Environmental Strategies, Human Capital, Legal and Corporate Communications, Corporate Brand and Corporate Auditing, General Manager of Supervisory Office for Business Infrastructure, Hitachi Group Chief Environmental Strategy Officer, General Manager of Supervisory Office for Product Environmental Information

—Scheduled to be appointed Group Chairman for the Americas, effective on April 1, 2011

—Will be appointed as a Director if he is proposed as a Director candidate and approved at Hitachi’s Ordinary General Meeting of Shareholders in late June

Tadahiko Ishigaki, currently Senior Vice President and Executive Officer, Chief Executive for the Americas

—Scheduled to be appointed Associate of Hitachi, Ltd., effective on April 1, 2011

Stephen Gomersall, currently Senior Vice President and Executive Officer, Chief Executive for Europe

—Scheduled to be appointed Group Chairman for Europe, effective on April 1, 2011

—Will be appointed as a Director if he is proposed as a Director candidate and approved at Hitachi’s Ordinary General Meeting of Shareholders in late June

Kenji Ohno, currently Vice President and Executive Officer, General Manager of Human Capital Group

—Scheduled to be appointed Senior Vice President and Executive Officer of Hitachi Transport System, Ltd., effective on April 1, 2011

Takao Koyama, currently Vice President and Executive Officer, General Manager of Kansai Area Operation and Deputy General Manager of Corporate Marketing Group

—Scheduled to be appointed Representative Director, Executive Vice President and Executive Officer of Hitachi Solutions, Ltd., effective on April 1, 2011

Gaku Suzuki, currently Vice President and Executive Officer, President & CEO of Industrial & Social Infrastructure Systems Company and General Manager of Intercity Express Programme Division

—Scheduled to be appointed Senior Technical Executive (tentative name) for Transportation Systems Business of Hitachi, Ltd., effective on April 1, 2011

Hideaki Takahashi, currently Vice President and Executive Officer, President & CEO of Urban Planning and Development Systems Company

—Scheduled to be appointed Representative Executive Officer, President and Chief Executive Officer of Hitachi Cable, Ltd., effective on April 1, 2011

Akira Maru, currently Vice President and Executive Officer, Chief Executive Officer of Nuclear Systems and General Manager of Nuclear Systems Division, Power Systems Company

—Scheduled to be appointed Senior Technical Executive (tentative name) for Power Systems Business of Hitachi, Ltd., effective on April 1, 2011

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

<Reference>

1. Executive Officers [Effective April 1, 2011]

[(a) Promotion / (b) Reappointment / (c) New]

	Hiroaki Nakanishi	Representative Executive Officer and President

(a)	Koji Tanaka

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Power Systems Business, Industrial & Social Systems Business, Transportation Systems Business, Urban Planning and Development Systems Business and Defense Systems Business

(a)	Junzo Nakajima

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Information & Telecommunication Business, Information & Control Systems Business and Information Technology,

Hitachi Group Chief Innovation Officer, Hitachi Group Chief Information Security Officer and General Manager of Smart City Business Management Division

Takashi Miyoshi

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Management Strategy, Finance and Corporate Pension System, Deputy General Manager of Supervisory Office for Management Reforms and General Manager of Strategy & Project Office

Nobuo Mochida

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of High Functional Materials & Components, Production Engineering and Automotive Systems Business,

General Manager of Corporate Quality Assurance Division and Supervisory Office for MONOZUKURI, Deputy General Manager of Supervisory Office for Business Infrastructure,

Chairman of the Board of Hitachi Metals, Ltd.

Kazuhiro Mori

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Battery Systems Business, Sales Operations, Hitachi Group Global Business, Medical Systems Business and Business Incubation,

General Manager of Supervisory Office for Sales and Promotion and Corporate Export Regulation Division

(a)	Shigeru Azuhata

Senior Vice President and Executive Officer,

in charge of Environmental Strategies,

Hitachi Group Chief Technology Officer, Hitachi Group Chief Environmental Strategy Officer, General Manager of Research & Development Group, Supervisory Office for Business Coordination and Medical Systems Business Division, Deputy General Manager of Water Environment Solutions Division

(a)	Shinjiro Iwata	Senior Vice President and Executive Officer, President & CEO of Information & Telecommunication Systems Company

(a)	Makoto Ebata	Senior Vice President and Executive Officer, in charge of Procurement and Consumer Business

(a)	Toshiaki Kuzuoka

Senior Vice President and Executive Officer,

in charge of Human Capital, Government & External Relations and Corporate Auditing,

General Manager of Legal and Communications Group, Legal Division, Compliance Division and Centennial Project Division

	Yoshito Tsunoda	Senior Vice President and Executive Officer, President & CEO of Battery Systems Company and General Manager of Motor Power Systems Division

	Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Corporate Pension System, General Manager of Finance and Accounting Group

(c)	Toshio Ikemura	Vice President and Executive Officer, President & CEO of Urban Planning and Development Systems Company

	Hitoshi Isa	Vice President and Executive Officer, Chief Executive Officer of Thermal Power Systems, Power Systems Company

(c)	Tatsuro Ishizuka	Vice President and Executive Officer, President & CEO of Power Systems Company and Deputy General Manager of Smart City Business Management Division

	Osamu Ohno	Vice President and Executive Officer, General Manager of Corporate Information Technology Group and Chief Innovation Officer of Power Systems Company

	Nobuyuki Ohno	Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

(c)	Yoshifumi Kanda	Vice President and Executive Officer, General Manager of Power Systems Sales Management Division, Power Systems Company

Masahiro Kitano

Vice President and Executive Officer,

in charge of Quality Assurance and Production Engineering,

General Manager of Environmental Strategy Office, Deputy General Manager of Supervisory Office for Product Environmental Information, General Manager of MONOZUKURI Group and MONOZUKURI Engineering Division

	Ryuichi Kitayama	Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Domestic Marketing Division and Customer Satisfaction Promotion Center

(c)	Kazuhiro Kurihara	Vice President and Executive Officer, General Manager of Chubu Area Operation

	Yutaka Saito	Vice President and Executive Officer, President & CEO of Information & Control Systems Company and Deputy General Manager of Smart City Business Management Division

	Kaichiro Sakuma	Vice President and Executive Officer, Chief Executive Officer of Platform Systems Business, Information & Telecommunication Systems Company

(c)	Yasuo Tanabe	Vice President and Executive Officer, in charge of Government & External Relations

Masahide Tanigaki

Vice President and Executive Officer,

in charge of Corporate Export Regulation,

General Manager of Corporate Marketing Group and International Marketing Division, Deputy General Manager of Supervisory Office for Sales and Promotion

(c)	Toshikazu Nishino	Vice President and Executive Officer, in charge of Management Strategy

(c)	Masaharu Hanyu	Vice President and Executive Officer, Chief Executive Officer of Nuclear Systems and General Manager of Nuclear Systems Division, Power Systems Company

(b)	Toshiaki Higashihara	Vice President and Executive Officer, in charge of Industrial & Social Systems Business, President and Representative Director of Hitachi Plant Technologies, Ltd.

(c)	Naoki Mitarai	Vice President and Executive Officer, General Manager of Human Capital Group

	Yoshihiko Mogami	Vice President and Executive Officer, Chief Executive Officer of System Solutions Business, Information & Telecommunication Systems Company

2. Biography of Reappointment and New Executive Officers

Toshio Ikemura

1. Date of Birth	December 2, 1953

2. Education

March, 1978	Graduated from the Department of Power and Mechanical Engineering, the Graduate School of Engineering, Kyushu University

3. Business Experience

April, 2007	President and Representative Director of Hitachi Building Systems Co., Ltd.

April, 2005	General Manager of Mito Building Systems Division, Urban Planning & Development Systems Group

February, 2005	General Manager of Quality Assurance Division, Urban Planning & Development Systems Group

April, 2003	Senior Manager of Elevator Design Department, Mito Building Systems Division, Urban Planning & Development Systems Group

August, 2000	Senior Manager of Elevator Quality Assurance Department, Mito Building Systems Division, Building Systems Group

April, 1978	Joined Hitachi, Ltd.

Tatsuro Ishizuka

1. Date of Birth	December 23, 1955

2. Education

March, 1978	Graduated from the Faculty of Engineering, Tohoku University

3. Business Experience

October, 2009	General Manager of Hitachi Works, Power Systems Company

April, 2009	General Manager of Hitachi Works, Power Systems Group, Hitachi, Ltd.

October, 2007	Senior Vice President of Hitachi America, Ltd.

July, 2007	Administrative Officer and Deputy General Manager of Hitachi Works, Hitachi-GE Nuclear Energy, Ltd., Deputy General Manager of Nuclear Systems Division, Power Systems Group, Hitachi, Ltd.

April, 2005	Deputy General Manager of Hitachi Works and Nuclear Systems Division, Power Systems Group

April, 2004	Deputy General Manager of Power & Industrial Systems Business Administration Division and General Manager of Strategic Planning Division, Power & Industrial Systems Business Administration Division

September, 2003	Deputy General Manager of Hitachi Works, Power and Industrial Systems Group

October, 2002	General Manager of Quality Control Division, Power and Industrial Systems Division, Power and Industrial Systems Group

February, 2001	Senior Manager of Power Electric Machine Design Department, Generator Systems Division, Power and Industrial Systems Division, Power and Industrial Systems Group

April, 1978	Joined Hitachi, Ltd.

Yoshifumi Kanda

1. Date of Birth	March 10, 1952

2. Education

March, 1974	Graduated from the Faculty of Engineering, Kobe University

3. Business Experience

December, 2008	General Manager of Chugoku Area Operation

April, 2006	General Manager of Industrial Manufacturing & Services Systems Sales Management Division, Information & Telecommunication Systems Group

April, 2004	General Manager of Government & Public Corporation Information Systems Sales Management Division, Information & Telecommunication Systems Group

April, 2002	Deputy General Manager of Kansai Area Operation

February, 2001	Senior Manager of Government & Public Corporation Information System Sales Department, Kansai Area Operation

August, 1996	Senior Manager of Electric Power Department, Kansai Area Operation

April, 1974	Joined Hitachi, Ltd.

Kazuhiro Kurihara

1. Date of Birth	December 6, 1952

2. Education

March, 1976	Graduated from the Faculty of Economics, the University of Tokyo

3. Business Experience

April, 2010	General Manager of Chubu Area Operation

April, 2009	General Manager of Sales & Marketing Division, Industrial Systems Group

April, 2007	General Manager of Transportation Systems Division, Industrial Systems Group

April, 2006	General Manager of China Business Development Office, Industrial Systems Group

February, 2006	Deputy General Manager of Hitachi (China) Ltd. and General Manager of China Business Development Office, Industrial Systems Group

April, 2005	Deputy General Manager of Hitachi (China) Ltd.

April, 2003	General Manager and CIO of Strategic Market Planning Division

August, 2001	Senior Manager of Planning Department, Corporate Marketing Group

August, 2000	Senior Manager of JR Department, Transportation Systems Sales Division, Industrial Systems Sales Operations Group, Power and Industrial Systems Group

April, 1976	Joined Hitachi, Ltd.

Yasuo Tanabe

1. Date of Birth	October 5, 1954

2. Education

June, 1985	Graduated from the Graduate Program, the Department of Political Science, Stanford University

March, 1978	Graduated from the Faculty of Law, the University of Tokyo

3. Business Experience

June, 2010	Assistant to the Executive Vice President of Hitachi, Ltd.

March, 2010	Retired Deputy Director-General, Economic Affairs Bureau, MOFA

July, 2006	Deputy Director-General, Economic Affairs Bureau, Ministry of Foreign Affairs of Japan (MOFA)

July, 2004	Vice-President of Research Institute of Economy, Trade and Industry, Independent Administrative Agency

October, 2002	Director of International Affairs Division, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry

June, 2000	Director of Recycling Promotion Division, Environment & Technology Bureau, MITI

July, 1998	Director of Europe/Russia/Middle East Division, International Trade Policy Bureau, MITI

June, 1996	Director of Petroleum Exploration and Production Division, Agency for Natural Resources and Energy, MITI

April, 1978	Joined Ministry of International Trade and Industry (MITI)

Toshikazu Nishino

1. Date of Birth	January 9, 1955

2. Education

March, 1980	Graduated from the Physics Course, the Graduate School of Science and Engineering, the Tokyo Institute of Technology

3. Business Experience

April, 2010	Senior Manager of Strategy & Project Office, Supervisory Office for Management Reforms, Hitachi, Ltd.

April, 2009	Board Director of Renesas Technology Corp.

October, 2008	Assistant to the Executive Vice President of Hitachi, Ltd.

August, 2005	Director, Vice President and Chief Technology Officer of Hitachi Displays, Ltd.

April, 2005	General Manager of Corporate Technology Office, Hitachi Group - Corporate Strategy, Hitachi Group Headquarters, Deputy General Manager of Corporate Planning & Development Office

April, 2002	General Manager of Central Research Laboratory

July, 2000	Senior Manager of Corporate Venture Capital Office

February, 1997	Senior Manager of Optoelectronics Department, Central Research Laboratory

April, 1980	Joined Hitachi, Ltd.

Masaharu Hanyu

1. Date of Birth	February 20, 1951

2. Education

March, 1975	Graduated from the Faculty of Science and Engineering, Waseda University

3. Business Experience

July, 2007	President and Representative Director of Hitachi-GE Nuclear Energy, Ltd.

April, 2005	General Manager of Nuclear Systems Division, Power Systems Group

April, 2004	Deputy General Manager of Industrial Systems Division, Industrial Systems Group and General Manager of Industrial Plants Division

April, 2003	General Manager of Industrial Plants Division, Power and Industrial Systems Group

January, 2000	Senior Manager of Nuclear Plant Service Department, Hitachi Engineering and Product Division, Nuclear Systems Division, Power and Industrial Systems Group

April, 1975	Joined Hitachi, Ltd.

Toshiaki Higashihara

1. Date of Birth	February 16, 1955

2. Education

September, 1990	Graduated from the graduate program in computer science, the Graduate School of Arts & Sciences, Boston University

March, 1977	Graduated from the Faculty of Engineering, the University of Tokushima

3. Business Experience

June, 2010	President and Representative Director of Hitachi Plant Technologies, Ltd.

April, 2010	Representative Executive Officer, President and Chief Executive Officer of Hitachi Plant Technologies, Ltd.

April, 2008	President of Hitachi Power Europe GmbH

April, 2007	Vice President and Executive Officer, Chief Operating Officer of Power Systems Group

April, 2006	Chief Operating Officer of Information & Telecommunication Systems Group

April, 2004	General Manager of Information & Control Systems Division, Information & Telecommunication Systems Group

October, 2001	General Manager of Public Utility and Energy Industry Information Systems Division, Information & Control Systems Division, System Solutions Group

August, 2000	Senior Manager of Public Utility and Energy Industry Information Systems Design Department, Information & Control Systems Division, Power and Industrial Systems Group

April, 1999	Senior Manager of Transportation Systems Design Department, Omika Industrial Systems Division, Power and Industrial Systems Group

April, 1977	Joined Hitachi, Ltd.

Naoki Mitarai

1. Date of Birth	October 30, 1952

2. Education

March, 1976	Graduated from the Faculty of Law, the University of Tokyo

3. Business Experience

April, 2010	General Manager of Corporate Administration Division, Human Capital Group

January, 2006	General Manager of Group Company Office, Hitachi Group Headquarters

April, 2005	General Manager of Group Company Office, Hitachi Group - Corporate Strategy, Hitachi Group Headquarters

April, 2004	Deputy General Manager of Government & Public Corporation Information Systems Sales Management Division, Information & Telecommunication Systems Group

April, 2003	Executive Marketing Manager of Government & Public Corporation Information Systems Sales Management Division, Information & Telecommunication Systems Group

July, 2000	General Manager of Employee Relations Department

April, 1976	Joined Hitachi, Ltd.

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FOR IMMEDIATE RELEASE

Hitachi Announces Changes of Directors

Tokyo, February 3, 2011 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following changes of directors in accordance with a resolution passed by a meeting of the Board of Directors held today.

[Effective April 1, 2011]

Takashi Kawamura

New Position: Chairman of the Board

Current Position: Director, Representative Executive Officer and Chairman

Tadamichi Sakiyama

New Position: Director

Current Position: Board Director (Chair)

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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